Exhibit 17.1
William F. Meagher
170 Richardson Drive
Needham, MA 02492
May 9, 2009
Mr. Stephen L. Day
CEO
Dover Saddlery, Inc.
P.O. Box 1100
525 Great Road
Littleton, MA 01460
Dear Steve,
For the reasons we discussed in our telephone conversation today, I hereby resign as a Director of Dover Saddlery, Inc.
I do expect, at the time the other Board members are paid, to be paid the remaining Director fees due to me as a Director and Chairman of the Audit Committee through May 8, 2009.
I wish the Company, you and the Board the very best.

Sincerely,
/s/ Bill Meagher
Bill Meagher